THIS PROXY STATEMENT REQUIRES YOUR IMMEDIATE ATTENTION

Cumberland House, 5th Floor 1 Victoria Street Hamilton, HM11 Bermuda (441) 292-7777

GEROVA Financial Group, Ltd.

PROXY STATEMENT

August 13, 2010

A notice convening an extraordinary general meeting (the “EGM”) of GEROVA Financial Group, Ltd. (the “Company”), to be held at the offices of Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, on Monday, the 30th day of August 2010, at 10:00 a.m., is set out on page 3 of this proxy statement.

The chairman of the board of directors of the Company (or another director elected by the directors) shall preside as chairman of the EGM. The chairman shall exercise his right to demand that each resolution put to the vote of the EGM shall be decided on a poll.

In accordance with Article 12 of the Third Amended and Restated Memorandum and Articles of Association of the Company, the board of directors of the Company has fixed July 30, 2010 as the record date for the purposes of determining the shareholders entitled to notice of, and to vote at, the EGM. You are entitled to one vote for every ordinary share (the “Ordinary Shares”) for which you are registered as the holder at the close of business on July 30, 2010. Our warrants do not have any voting rights with respect to the EGM and (except for the shares included therein) our units do not have any separate voting rights at the EGM. Holders of Ordinary Shares issued upon conversion of the preferred shares previously in connection with our January 2010 Business Combination (the “Business Combination Shares”) are expected to approve each of the resolutions set forth in the notice of the EGM and their votes are expected to be sufficient for the approval of each resolution at the EGM. The Business Combination Shares represent approximately 85% of the Ordinary Shares entitled to vote on matters presented to the shareholders of the Company.

A form of proxy for use at the EGM is enclosed with this proxy statement. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the offices of the Company, Cumberland House, 5th Floor, 1 Victoria Street, Hamilton HM11, Bermuda, or by facsimile to (441) 292-1234, in each case marked for the attention of Michael Hlavsa, Secretary, as soon as possible but in any event not later than the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjourned meeting should you so wish.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS REVIEWED THIS PROXY STATEMENT OR REVIEWED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.
2	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company, Cumberland House, 5th Floor, 1 Victoria Street, Hamilton HM11, Bermuda, or by facsimile to (441) 292-1234, in each case marked for the attention of Michael Hlavsa, Secretary, not later than the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote. A proxy that is not deposited or submitted in this manner shall be invalid. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.
3	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.
4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

NOTICE

GEROVA Financial Group, Ltd. (the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at the offices of Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, on Monday, the 30th day of August 2010, at 10:00 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	As an Ordinary Resolution

THAT, the continuance of the Company as an exempted company under the laws of Bermuda and the de-registration of the Company as a company under the laws of the Cayman Islands pursuant to Article 168 of the Articles of Association of the Company be approved and that the directors and officers of the Company be authorized to effect all necessary actions and execute and deliver any and all necessary documents to the Bermuda Monetary Authority, Minister of Finance and the Registrar of Companies in Bermuda and to the Registrar of Companies in the Cayman Islands in order to effect the continuance of the Company as an exempted company under the laws of Bermuda and the de-registration of the Company as a company under the laws of the Cayman Islands at such date as the board of directors of the Company shall determine in its sole and absolute discretion.

2	As a Special Resolution

THAT, subject to Resolution 1 above being approved, the Memorandum of Continuance and Bye-Laws of the Company, in the forms attached hereto as Annex A and Annex B, be approved and adopted upon, and with effect from, the registration of the Company in Bermuda as an exempted company under the laws of Bermuda.

3.	As a Special Resolution

THAT, subject to Resolutions 1 and 2 above being approved, the board of directors of the Company be authorized to determine, in its sole and absolute discretion, the new corporate name of the Company and the date of change in corporate name, subject to such change occurring within one year after the date of the EGM.

4	As an Ordinary Resolution

THAT the transaction of such other business as may properly come before the EGM or any adjournment or postponement thereof be approved.

5	As an Ordinary Resolution

THAT any adjournment or postponement of the EGM to a later date or dates, if necessary, for the purpose of soliciting additional proxies if there are insufficient votes at the time of the EGM be approved.

By order of the board of directors Dr. Gary T. Hirst Director	Cumberland House, 5th Floor 1 Victoria Street Hamilton HM11 Bermuda (441) 292-7777

August 13, 2010

*	A form of proxy has been included with this Notice.

OUR EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement and form of proxy to our shareholders as part of the solicitation of proxies by our board of directors for use at the EGM.

Date, Time and Place.  We will hold the EGM at 10:00 a.m., New York time, on Monday, the 30th day of August 2010, at Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, to consider and, if thought fit, pass and approve the following resolutions.

Purpose.  At the EGM, holders of our shares will be asked:

1. to approve by ordinary resolution the continuance of the Company as an exempted company under the laws of Bermuda and the de-registration of the Company as a company under the laws of the Cayman Islands at such date as the board of directors of the Company shall determine in its sole and absolute discretion (the “Continuance Proposal”);

2. subject to Resolution 1 above being approved, to approve by special resolution the Memorandum of Continuance and Bye-Laws of the Company to have effect immediately upon, and with effect from, the registration of the Company in Bermuda as an exempted company under the laws of Bermuda (the “Organizational Documents Proposal”);

3. subject to Resolutions 1 and 2 above being approved, to approve by special resolution the authority of the board of directors of the Company to determine, in its sole and absolute discretion, the new corporate name of the Company and the date of change in corporate name, subject to such change occurring within one year after the date of the EGM (the “Name Change Proposal”);

4. to approve by ordinary resolution the transaction of such other business as may properly come before the EGM or any adjournment or postponement thereof (the “Other Matters Proposal”); and

5. to approve by ordinary resolution the adjournment or postponement of the EGM to a later date or dates, if necessary, for the purpose of soliciting additional proxies if there are insufficient votes at the time of the EGM (the “Adjournment and Postponement Proposal”).

Our board of directors recommends that you vote or instruct your vote to be cast “FOR” the approval of the Continuance Proposal, “FOR” the approval of the Organizational Documents Proposal, “FOR” the approval of the Name Change Proposal, “FOR” the approval of the Other Matters Proposal, and “FOR” the approval of the Adjournment and Postponement Proposal.

You will be entitled to vote or direct votes to be cast at the EGM if you owned Ordinary Shares as of the close of business on July 30, 2010, which is the record date for the EGM. When voting on the proposals, you will have one vote for each Ordinary Share for which you are registered as the holder at the close of business on the record date. Our warrants do not have any voting rights with respect to the EGM and (except for the shares included therein) our units do not have any separate voting rights at the EGM. Holders of Business Combination Shares are expected to approve each of the resolutions set forth above and their votes are expected to be sufficient for the approval of each resolution at the EGM. The Business Combination Shares represent approximately 85% of the Ordinary Shares entitled to vote on matters presented to the shareholders of the Company.

Vote Required to Approve the Continuance Proposal

The approval of the Continuance Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the Business Combination Shares.

Vote Required to Approve the Organizational Documents Proposal

The approval of the Organizational Documents Proposal requires the affirmative vote of holders of two-thirds of our outstanding shares who vote in person or by proxy at the EGM, which includes the Business Combination Shares.

Vote Required to Approve the Name Change Proposal

The approval of the Name Change Proposal requires the affirmative vote of holders of two-thirds of our outstanding shares who vote in person or by proxy at the EGM, which includes the Business Combination Shares.

Vote Required to Approve the Other Matters Proposal

The approval of the Other Matters Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the Business Combination Shares.

Vote Required to Approve the Adjournment and Postponement Proposal

The approval of the Adjournment and Postponement Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the Business Combination Shares.

Voting Your Shares

Each Ordinary Share you own in your name entitles you to one vote on the applicable proposals. Your proxy card shows the number of ordinary shares you own. There are two ways to vote your Ordinary Shares:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Board of Directors, “FOR” the Continuance Proposal, “FOR” the Organizational Documents Proposal, “FOR” the Name Change Proposal and, if required, “FOR” the Other Matters Proposal and “FOR” the Adjournment and Postponement Proposal.
•	You can attend the EGM and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee in order to vote your shares at the EGM. That is the only way we can be sure that the broker, bank or nominee has not already voted your ordinary shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

Our board of directors has fixed the close of business on July 30, 2010 as the date for determining our shareholders entitled to receive notice of and vote at the EGM. Only holders of record of our shares on that date are entitled to have their votes counted at the EGM or any adjournments or postponements thereof. The EGM will begin promptly at 10:00 a.m., local time. Check in will begin at 9:30 a.m., local time, and you should allow ample time for check-in procedures. Any shareholder entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Ordinary Shares. To ensure your representation at the EGM, please complete and return the enclosed proxy card in the prepaid envelope provided with this proxy statement. Please vote promptly whether or not you expect to attend the EGM. Submitting a proxy now will not prevent you from being able to vote at the EGM by attending in person and casting a vote.

PROPOSAL 1

THE CONTINUANCE PROPOSAL

Proposal

We are asking our shareholders to approve the proposed continuance of the Company as an exempted company under the laws of Bermuda and the de-registration of the Company as a company under the laws of the Cayman Islands (the “Continuance”), and to permit the directors and officers of the Company to take all necessary steps so as to effect the Continuance at such date as the board of directors of the Company shall determine in its sole and absolute discretion.

Background and Reasons for the Continuance

Like many companies, we continually explore ways to optimize our corporate structure, including with respect to our jurisdiction of incorporation. After conducting a thorough review with the help of outside advisors, our board of directors has determined that a change in place of incorporation is in the best interests of the Company and its shareholders.

We are subject to reputational, political, tax and other risks because of negative publicity regarding companies that are incorporated in jurisdictions, including the Cayman Islands, whose economies have low rates of, or no, direct taxation or which do not have a substantial network of double taxation (or similar) treaties with the United States, the European Union or other members of the Organization for Economic Co-operation and Development (the “OECD”). Our board of directors believes that changing our place of incorporation will reduce those risks and offer the opportunity to reinforce our reputation, which is one of our key assets, and to better support our legal and business platforms.

Additionally, there have been, and could be in the future, legislative or regulatory proposals that could increase taxes for companies incorporated in jurisdictions such as the Cayman Islands. Although we do not believe that any proposals under current legislative or regulatory consideration would directly impact us if enacted, our board of directors believes that the incorporation of the Company in the Cayman Islands increases the risk that legislative or regulatory proposals that might be enacted in the future could materially and adversely affect us.

After considering a number of locations, our board of directors ultimately selected Bermuda as the best available alternative based on many factors, including:

•	Bermuda has strong international relationships as a territory of an OECD member nation, a long history of international investment, particular in the areas of insurance, reinsurance and investment funds, and long-established commercial relationships, trade agreements and tax treaties with the United States and other countries around the world. As a result, we believe Bermuda offers a stable long-term legal and regulatory environment with the financial sophistication to meet the needs of our global business.
•	A large number of leading international insurance companies are based in Bermuda making the territory one of the world’s largest reinsurance centers. Those internationally owned and operated businesses that are physically based in Bermuda — of which there are around four hundred — are represented by the Association of Bermuda International Companies. In total, over 14,000 exempted companies (i.e. international companies) are currently registered with the Registrar of Companies in Bermuda.
•	Bermuda, like the Cayman Islands, is a common law jurisdiction, which we consider to be less prescriptive than many civil law jurisdictions. As a result, we believe Bermuda’s legal system to be more flexible (including with respect to the management of our capital structure), predictable and familiar to us than a civil law system.
•	Bermuda law, like Cayman Islands law, permits dividends to be paid in U.S. dollars and upon the approval of the board of directors without the need for shareholder approval, thereby avoiding currency risk relating to our dividends.
•	Our headquarters are based in Bermuda.

We cannot assure you that the anticipated benefits of the Continuance will be realized. In addition to the potential benefits described above, the Continuance will expose you and us to some risks and uncertainties. Please see the discussion under “ — Risk Factors Associated with the Continuance” below.

The Continuance Process

A company incorporated outside Bermuda, also known as a foreign corporation, may apply to the Bermuda Minister of Finance (the “Minister”) to be continued in Bermuda as an exempted company, provided that it can demonstrate that it has obtained all necessary authorizations required under the laws of the country in which it was incorporated to enable it to effect the migration to Bermuda, which in the case of the Company, requires compliance with the Companies Act of the Cayman Islands. The foreign corporation must also provide a memorandum of continuance in such form as the Minister may determine and financial statements prepared for a period ending within twelve months of the proposed date of continuance. The foreign corporation must, also, within one month after the date of registration of the memorandum of continuance, pay the appropriate fee payable as an exempted company.

Continuance of a foreign corporation as an exempted company means that, amongst other things, the property of the foreign corporation continues to be the property of the company, the company continues to be liable for the obligations as a foreign corporation, and any existing cause of action, claim or liability to prosecution in respect of the foreign corporation is unaffected.

The result of continuance in Bermuda is that the foreign corporation becomes a company to which the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”) and any other laws of Bermuda apply, as if it had been incorporated in Bermuda on the date of its registration. There is no change in the nature of the foreign corporation as it is simply a transfer of the entity from one jurisdiction (Cayman Islands, in the case of the Company, to Bermuda).

The continued company must, as soon as is practicable from the date of continuance in Bermuda, ensure that it has adopted bye-laws which conform to the requirements of the Bermuda Companies Act.

Rights of Ordinary Shareholders

The principal attributes of the Ordinary Shares after the Continuance will be similar to the attributes of the Ordinary Shares prior to the Continuance. However, there are differences between what your rights as an ordinary shareholder will be under Bermuda law and what they currently are as an ordinary shareholder under Cayman Islands law. In addition, there are differences between the organizational documents in effect prior to and after the Continuance. We discuss some of these differences in detail under “Comparison of Bermuda and Cayman Islands Law” below. Our Memorandum of Association and Bye-Laws after the Continuance will be substantially in the forms attached to this proxy statement as Annex A and Annex B and we urge you to read both documents carefully. Summaries of such documents are set forth under “Proposal 3 — The Organizational Documents Proposal — Summary of Memorandum of Continuance” and “ — Summary of Bye-Laws” below.

Stock Exchange Listing and Financial Reporting

The Continuance is not expected to affect the stock exchange listing of our Ordinary Shares on the NYSE Amex Exchange. Immediately following the Continuance, the Ordinary Shares will continue be listed on the NYSE Amex Exchange under the symbol “GFC”, the same symbol under which the Ordinary Shares were listed prior to the Continuance.

Upon completion of the Continuance, we will remain subject to SEC reporting requirements, the mandates of the Sarbanes-Oxley Act of 2002 and the applicable corporate governance rules of the NYSE Amex Exchange (subject to applicable exemptions for foreign private issuers).

No Appraisal Rights

Under Cayman Islands law, the ordinary shareholders do not have any right to an appraisal of the value of their Ordinary Shares or payment for them in connection with the Continuance.

Bermuda Insurance Regulation

The Insurance Act 1978 of Bermuda, as amended, and related regulations (the “Bermuda Insurance Act”), which regulates the insurance business of the Company’s wholly-owned subsidiary, GEROVA Reinsurance Ltd. (“GEROVA Re”), provides that no person shall carry on an insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority (the “BMA”). The BMA, in deciding whether to grant registration, has broad discretion to act as it thinks fit in the public interest. It is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose at any time.

The Bermuda Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.

An Insurance Advisory Committee appointed by the Minister advises the BMA on matters connected with the discharge of the BMA’s functions, and subcommittees thereof supervise, investigate and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.

The Bermuda Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards, as well as auditing and reporting requirements. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

Classification of Insurers

The Bermuda Insurance Act distinguishes between insurers carrying on long-term business (life, annuity, health) and insurers carrying on general business (products liability, property, casualty). There are seven classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation and Class 3B insurers subject to the next strictest regulation. GEROVA Re is registered as a Long-Term insurer in Bermuda and will be regulated as such under the Bermuda Insurance Act. The Bermuda Insurance Act does not distinguish between insurers and reinsurers for the purposes of registration or regulation and so references to “insurer” and “insurance” include “reinsurer” and “reinsurance”.

Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative upon reaching the view that there is a likelihood of the insurer (for which the principal representative acts) becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, to immediately notify the BMA and to make a report in writing to the BMA within 14 days of the reportable “event” setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or other ratio.

Cancellation of Insurer’s Registration

The BMA, based on certain grounds specified in the Bermuda Insurance Act, including failure of the insurer to comply with its obligations under the Bermuda Insurance Act or a belief on the part of the BMA that the insurer has not been carrying on business in accordance with sound insurance principles, may cancel an insurer’s registration.

Independent Approved Auditor

Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer. These statements must be filed annually with the BMA. The independent auditor of the insurer must be approved by the BMA and may be the same person or firm that audits the insurer’s financial statements and reports for presentation to its shareholders.

Actuarial Certificate and Approved Actuary

As a Long-Term insurer, GEROVA Re is required to submit a certificate of its approved actuary with its statutory financial return in respect of the amount of the insurer’s liabilities outstanding on account of its long-term business. The actuarial certificate states whether or not, in the opinion of the actuary, the aggregate amount of liabilities of the insurer in relation to long-term business as at the end of the year exceeds the aggregate amount of those liabilities as shown in the statutory balance sheet.

The actuary will normally be a qualified life actuary and must be approved by the BMA. GEROVA Re’s approved actuary is William Hines of Milliman, Inc.

Separation of Long-Term Business

A Long-Term insurer is required to keep its accounts in respect of its long-term business separate from any accounts kept in respect of any other business.

Annual Statutory Financial Statements

An insurer must prepare annual statutory financial statements. The Bermuda Insurance Act prescribes rules for the preparation and substance of such statutory financial statements, which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto. The insurer is required to give detailed information and analysis regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with generally accepted accounting principles (“GAAP”) and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Bermuda Companies Act, which may be prepared in accordance with GAAP. An insurer is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the BMA or the Registrar of Companies of Bermuda.

Annual Statutory Financial Return

GEROVA Re is required to file with the BMA a statutory financial return no later than four months after its financial year end, unless specifically extended. The statutory financial return includes, among other things, a report of the approved independent auditor on the statutory financial statements of the insurer, a long-term business solvency certificate, the statutory financial statements themselves and the certificate of the approved actuary. The principal representative and at least two directors of the insurer must sign the solvency certificate. The directors are required to certify whether the minimum solvency margin has been met, and the independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.

Minimum Solvency Margin and Restrictions on Dividends and Distributions

The Bermuda Insurance Act provides that the statutory assets of an insurer must exceed its statutory liabilities by an amount greater than the prescribed minimum solvency margin.

GEROVA Re is registered as a Long-Term insurer under the Bermuda Insurance Act and, as such:

•	GEROVA Re is required to maintain a solvency margin of $250,000;
•	GEROVA Re is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or if the declaration or payment of such dividends would cause it to fail to meet such margin and if GEROVA Re has failed to meet its minimum solvency margin on the last day of any financial year, it will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year; and
•	GEROVA Re is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements.

Controller Notification

Under the Bermuda Insurance Act, no person shall become a “controller” of any description of GEROVA Re or of another company of which GEROVA Re is a subsidiary company unless he has served on the BMA a notice in writing of his intention of becoming such a controller. The term “controller” includes a managing director, chief executive or other person in accordance with whose directions or instructions the directors of GEROVA Re are accustomed to act, including any person who holds, or is entitled to exercise, 10% or more of the voting shares or voting power or is able to exercise a significant influence over the management of GEROVA Re. Accordingly, each shareholder or prospective shareholder will be responsible for notifying the BMA in writing of his intention of becoming a controller, directly or indirectly, of 10% of the Company and ultimately GEROVA Re. The BMA has 45 days from the date of service of such notice to object to such person becoming a controller of GEROVA Re. The BMA may serve a notice of objection on any proposed or existing controller of GEROVA Re if it appears to the BMA that the person is not fit and proper to be such a controller.

GEROVA Re is also required to notify the BMA in writing in the event of any person becoming or ceasing to be a controller or officer. Controller includes those persons identified above. An officer includes a director, secretary, chief executive or senior executive by whatever name called.

Supervision, Investigation and Intervention

The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or potential policyholders. In order to verify or supplement information otherwise provided to the inspector, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.

If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the BMA may direct the insurer: (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer’s liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain, or transfer to the custody of a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

Disclosure of Information

In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the BMA may require certain information from an insurer (or certain other persons) to be produced to the inspector. Further, the BMA has been given powers to assist other regulatory authorities with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether co-operation is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Bermuda Companies Act

Under the Bermuda Companies Act, a Bermuda company may not declare and pay a dividend or make a distribution out of contributed surplus, as defined under such Act, if there are reasonable grounds for believing that such company is, and after the payment will be, unable to pay its liabilities as they become due or that the realizable value of such company’s assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts. The Bermuda Companies Act also regulates and restricts the reduction and return of capital and paid-in share premium, including repurchase and redemption of shares.

The Company’s headquarters are in Bermuda. The Company has been granted a permit by the Minister which enables the Company to engage in or carry on any trade or business in Bermuda. The Company’s permit was issued on May 20, 2010. Upon consummation of the Continuance, the Company’s permit will no longer be required and will be returned to the Minister for cancellation.

Certain other Bermuda law considerations

Upon consummation of the Continuance, the Company will be a Bermuda company and will be classified as a non-resident of Bermuda for exchange control purposes by the BMA. Pursuant to its non-resident status, the Company may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds, other than funds denominated in Bermuda dollars, inside and outside of Bermuda or to pay dividends to U.S. residents that are holders of our common shares.

Under Bermuda law, “exempted” companies, meaning companies that are exempted from certain provisions of Bermuda law that stipulate that at least 60% of a particular company’s equity must be beneficially owned by Bermudians, are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As an “exempted” company, the Company may not, except pursuant to a license or consent granted by the Minister, participate in certain business or other transactions, including: (1) the acquisition or holding of land in Bermuda, except for land that is held by way of lease or tenancy agreement, is required for its business and is held for a term not exceeding 50 years, or that is used to provide accommodation or recreational facilities for the Company’s officers and employees and held with the consent of the Minister for a term not exceeding 21 years, (2) the taking of mortgages on land in Bermuda to secure a principal amount in excess of $50,000, unless the Minister consents to such higher amount, and (3) the carrying on of business of any kind or type for which the Company is not duly licensed in Bermuda, except in certain limited circumstances, such as doing business with another exempted undertaking in furtherance of the Company’s business carried on outside Bermuda.

The Company is not currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation. Bermuda companies pay, as applicable, annual government fees, business fees, payroll tax and other taxes and duties. See “— Bermuda Tax Considerations” below.

Special considerations apply to our Bermuda operations. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is granted or extended only if an employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the relevant position. The Bermuda government’s policy places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees and allows for an application for an additional three-year term. At all times, it is the intention of the Company to appoint qualified Bermudians, spouses of Bermudians or the holders of permanent resident certificates or working resident certificates to key positions. However, it is possible that we could lose the services of one or more of our non-Bermudian employees, if any, if we are unable to obtain or renew their work permits.

Bermuda Tax Considerations

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. GEROVA Re has and, upon consummation of the Continuance, the Company will have, obtained from the Minister under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company and GEROVA Re or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. The Company and GEROVA Re could be subject to taxes in Bermuda after that date. This undertaking will not, however, prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to the Company and GEROVA Re. The Company and GEROVA Re each pay annual Bermuda government fees, and GEROVA Re pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

Comparison of Companies Law of Bermuda and Cayman Islands

Legal Matter	Bermuda	Cayman Islands
1. Government Regulatory Approvals	Prior written consent required of the Minister (undertaken by the BMA) requiring consideration of relevant beneficial ownership and control of company.	No governmental or regulatory approvals are required for incorporation and listing of a company.
2. Timing	3 – 4 days	Same day
3. Technical Steps	(a) Confidentiality — no publication requirement on incorporation.	(a) Confidentiality — no publication requirement on incorporation. Corporate documents are not public records in the Cayman Islands.

b)

No Ultra Vires Rule — companies may be incorporated with unrestricted objects and have the capacity, rights, powers and privileges of a natural person provided that no company shall carry on any restricted business activity as set out in the Companies Act without consent of the Minister.

(b) Ultra Vires Rule — a Cayman Islands company may have unrestricted objects.

(c)

Regulatory Review — application made to BMA, including full name, nationality, occupation and residential address of each proposed ultimate controller and beneficial owner, together with details of intermediate ownership.

(c)

Regulatory Review — no reference required on shareholders, directors or officers. Appointment of first Directors and Officers required to be filed with the Registrar of Companies and any changes thereto to be filed with the Registrar of Companies within 30 days of the change.

	(d) Capitalization Requirements — Bermuda has no minimum capitalization requirements but a company shall have a share capital divided into shares of a fixed amount.	(d) Capitalization Requirements — no minimum capitalization requirement exists under the Cayman Islands Companies Law. Shares may be par value or no par value. Bearer shares permissible.
4. Registered Office Requirements	A company must maintain a registered office in Bermuda at which the following documents must be lodged:	A company must maintain a registered office in the Cayman Islands at which must be kept only:
	(i) copies of the incorporation documents, including memorandum of association and bye-laws;	(i) the register of mortgages and charges;
	(ii) minutes of all general meetings and meetings of the board of directors;	(ii) the register of officers and directors.
	(iii) the share register (unless otherwise notified to the Registrar of Companies);	Although considered convenient, there is no requirement to maintain the minute book in the Cayman Islands as a matter of Cayman Islands law.
(iv) the register of officers and directors.

Legal Matter	Bermuda	Cayman Islands
5. Resident Director/ Representative Requirement	Requires at least:	No requirement exists under the Cayman Islands Companies Law to appoint Cayman Islands resident directors or officers, a resident representative or any other service providers in the Cayman Islands.
(a) one director resident in Bermuda;
(b) one Secretary resident in Bermuda (can be a company or an individual)
(c) one resident representative resident in Bermuda (can be a company or an individual)
A resident representative is:
(a) entitled to attend and be heard at all meetings of the directors and shareholders or of any committee of such directors;
(b) entitled to receive notice of any meeting of the directors or shareholders or of any committee of such directors;
(c) act as agent for the service of process in Bermuda; and
(d) be entitled to file all documents and make all applications required or permitted by the Companies Act
6. Confidentiality	The share register and the register of directors and officers are public documents and are required to be available for public inspection.	The register of directors and officers and the share register (if maintained at the registered office) are not public documents and are not available for inspection, unless and to the extent provided in the Articles of Association.
7. Share Register and Transfer Agent	(a) Bermuda law requires the maintenance of the principal register in Bermuda but provides for a listed company to maintain a branch register in any territory in which its shares are traded.	(a) Cayman Islands law does not mandate the location of the share register which need not be maintained in the Cayman Islands if it is inconvenient to do so.
	(b) A Bermuda company is required by the Companies Act to notify of its intention to close the Bermuda principal register in an appointed newspaper in Bermuda.	(b) There is no obligation to notify publicly of the intention to close the register. The position is governed by the Articles of Association.
8. Annual General Meeting of Shareholders	A requirement under Bermuda law.	A Cayman Islands company is not required by law to hold its annual general meeting but may determine to do so pursuant to its Articles of Association. The location of the meeting is a matter for the Articles of Association.
9. Taxation	A Bermuda exempted company may obtain a tax assurance certificate exempting it from tax until March 28, 2016.	Zero tax jurisdiction. A Cayman Islands company may obtain a twenty year tax exemption undertaking issued by Governor in Council exempting for tax for that period (which may be extended).

Legal Matter	Bermuda	Cayman Islands
10. Auditors	A Bermuda company is required by law to appoint auditors and produce audited financial statements on an annual basis for consideration by the shareholders. All the shareholders and the directors may waive the requirement (the listing rules of the relevant exchange will, in any event, doubtless require mandatory audited accounts).	No requirement to appoint auditors or to file accounts with any Cayman Islands governmental authority. The matter is governed by the Articles of Association and applicable listing rules. Directors are under a statutory obligation to maintain such accounts as are necessary to give a “true and fair” view of the company’s financial standing and to explain its transactions.
11. Government Fees	On incorporation and thereafter annually, a sliding scale fee determined by reference to the company’s assessable capital (its authorised share capital and share premium account) on incorporation for the year of incorporation and the company’s assessable capital on 31 August in the preceding year for subsequent years.	Minimum incorporation and annual filing fee is US$731.71 for an authorized capital not exceeding US$50,000 (with no limitation on amount of share premium on issue). Maximum initial and annual fee for authorized share capital in excess of US$2,000,000 is US$3,009.76.
12. Prospectus Filing	Prospectus filing requirements apply generally, however these are no more onerous than those of the SEC. Exemptions apply for listing of securities on appointed stock exchanges.	No prospectus filing requirements exist in the Cayman Islands for a public company and there is no Cayman Islands governmental or regulatory review.
13. Transfer of Securities	No governmental approval is required for a transfer of securities where the securities are listed on an appointed stock exchange.	No governmental approval is required for a transfer of securities.
14. Exchange Control	No exchange control.	No exchange control.
15. Share Purchase	(a) Permissible if power included in the memorandum of association or bye-laws. No shareholder consent required.	Shares may be repurchased if the Articles of Association so provide, and repayment of par value or premium may be made out of share capital, share premium account or capital redemption reserve if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. Affidavit by directors not required. No share can be repurchased unless it is fully paid and provided that, after the share repurchase, there are other members of the Company holding shares. If the Articles of Association do not authorize the manner of the purchase, a company shall not purchase its own shares unless the manner of purchase has first been authorized by a resolution of the company.
(b) Shares may be purchased out of the following only:
(i) Capital paid up thereon;
(ii) Funds which would otherwise be available for a dividend o a distribution;
(iii) Proceeds of a fresh issue of shares made for the purpose of the purchase.
(c) Board confirmation that there are reasonable grounds for the belief that the company is and after the reduction would be able to pay its liabilities as they become due.
16. Share Issuance	Increase or decrease of share capital requires approval of shareholders. If permitted by memorandum and bye-laws, no shareholder consent required to issue shares or alter rights, privileges or designations of shares, subject to class approval where necessary.	Increase or decrease of share capital requires approval of shareholders. If permitted by memorandum and articles of association, no shareholder consent required to issue shares or alter rights, privileges or designations of shares, subject to class approval where necessary.

Legal Matter	Bermuda	Cayman Islands
17. Share Redemption	(a) Permissible if power included in the memorandum of association or bye-laws. No shareholder consent required.	Shares may be redeemed if the Articles of Association so provide, and repayment of par value or premium may be made out of share capital, share premium account or capital redemption reserve if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. Affidavit by directors not required. No share can be redeemed unless it is fully paid and provided that, after the redemption, there are other members of the Company holding shares.
(b) Shares may be purchased out of the following only:
(i) Capital paid up thereon;
(ii) Funds which would otherwise be available for a dividend or distribution; or
(iii) Proceeds of a fresh issue of shares made for the purpose of the redemption.
(c) Board confirmation that there are reasonable grounds for the belief that the company is and after the reduction would be able to pay its liabilities as they become due.
18. Financial Assistance	Statutory prohibition on financial assistance only if there are reasonable grounds for believing that the company is, or after the giving of such financial assistance would be, unable to pay its liabilities as they fall due.	No statutory prohibition exists under the current legislation. Financial assistance may be provided if the directors act in good faith and in the interests of the company.
19. Dividends	Under Bermuda law, a dividend may not be declared or paid or distribution made out of contributed surplus if there are reasonable grounds for believing that the company would, after payment, be unable to pay its liabilities as they become due or the realizable value of the company’s assets would be less than the aggregate of its liabilities and its issued share capital and share premium account.	Definition of profits is not governed by statute but by the Articles of Association and common law and may include income and realized and unrealized gains. The share premium account may be used to fund a bonus issue and a cash dividend, only subject to the company being able to pay its debts as they fall due in the ordinary course of business following the date of the distribution.
20. Reduction of Capital	No court sanction required. Bermuda companies may effect by shareholder action, the placement of a simple form notice in an appointed newspaper, and by a Board confirmation to the effect that there are reasonable grounds for the belief that the company is and after the reduction would be able to pay its liabilities as they become due.	Cayman companies require shareholder action and a court sanctioned procedure and are subject to court timetabling.
21. Continuation Provisions	Bermuda companies may continue (without re-incorporation or transfer of assets and liabilities) to a jurisdiction with reciprocal laws by filing a simple notice of continuance.	The Cayman Islands exempted company may by simple filing continue (without re-incorporation or transfer of assets and liabilities) to Bermuda or any other jurisdictions with reciprocal laws.

Risk Factors Associated with the Continuance

Before you decide how to vote your Ordinary Shares, you should consider carefully the following risk factors related to the proposals set forth in this proxy statement, in addition to the other information contained in this proxy statement and the documents incorporated by reference, including, without limitation, our Annual Report on Form 20-F for the year ended December 31, 2009, and any subsequent filings we make with the SEC prior to the date of the EGM.

Your rights as an ordinary shareholder will change due to differences between Bermuda law and Cayman Islands law.

Because of differences between Bermuda law and Cayman Islands law, we will become subject to new legal requirements if the Continuance is consummated. In addition, your rights as an ordinary shareholder will change if the Continuance is consummated.

We discuss some of these differences in detail above “ — Comparison of Bermuda and Cayman Islands Law.” Our Memorandum of Association and Bye-Laws after the Continuance will be substantially in the forms attached to this proxy statement as Annex A and Annex B and we urge you to read both documents carefully. Summaries of such documents are set forth under “Proposal 3 — The Organizational Documents Proposal — Summary of Memorandum of Continuance” and “ — Summary of Bye-Laws” below.

Legislative or regulatory action could materially and adversely affect us after the Transaction or eliminate or reduce some of the anticipated benefits of the Transaction.

Our tax position could be adversely impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by the tax authorities in Bermuda, the United States and other jurisdictions following the Continuance, and such changes may be more likely or become more likely in view of recent economic trends in such jurisdictions, particularly if such trends continue. Such changes could cause a material and adverse change in our worldwide effective tax rate and we may have to take further action, at potentially significant expense, to seek to mitigate the effect of such changes. Any future amendments to current taxation treaties between Bermuda and other jurisdictions, including the United States, could subject us to increased taxation and/or potentially significant expense. We cannot assure you that the Continuance will eliminate the risk that these changes, if made, will apply to us.

Our business could be adversely affected by Bermuda employment restrictions.

The location of the Company and GEROVA Re in Bermuda may serve as an impediment to attracting and retaining experienced personnel for those entities. Under Bermuda law, non-Bermudians, other than spouses of Bermudians and individuals holding permanent resident certificates or working resident certificates, are not permitted to engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda government. A work permit is only granted or extended if the employer can show that, after a proper public advertisement, no Bermudian, spouse of a Bermudian or individual holding a permanent resident certificate or working resident certificate is available who meets the minimum standards for the position. The Bermuda government’s policy places a six-year term limit on individuals with work permits, subject to specified exemptions for persons deemed to be key employees and allows for an application for an additional three-year term. At all times, it is the intention of the Company to appoint qualified Bermudians, spouses of Bermudians or the holders of permanent resident certificates or working resident certificates to key positions. However, it is possible that we could lose the services of one or more of our non-Bermudian employees, if any, if we are unable to obtain or renew their work permits.

Applicable Bermuda laws, including insurance laws, may make it difficult to effect a change of control of us.

Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of the securities of the company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed (the “General Permission Policy”). Upon the Continuance, and for so long as our Ordinary Shares remain listed on the NYSE Amex Exchange (an appointed stock exchange for the purposes of the General Permission Policy), the Company will be able to avail itself of the General Permission Policy.

Under the Bermuda Insurance Act, each shareholder or prospective shareholder will be responsible for obtaining prior written approval of the BMA of his or her intention of becoming a controller, directly or indirectly, of 10%, of GEROVA Re and ultimately the Company. The BMA has 45 days from the date of service of such notice to object to such person becoming a controller of GEROVA Re. The BMA may serve a notice of objection on any proposed or existing controller of GEROVA Re. if it appears to the BMA that the person is not fit and proper to be such a controller.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our shareholders might consider to be desirable.

Anti-takeover provisions in our Bye-Laws could impede an attempt to replace or remove our directors and make it unlikely that someone will attempt to acquire us, which could diminish the value of our Ordinary Shares.

Our Bye-Laws will contain provisions that could have the effect of discouraging unsolicited takeover bids from third parties and may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our Ordinary Shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our Ordinary Shares if they are viewed as discouraging changes in management and takeover attempts in the future.

For example, our Bye-Laws will contain the following provisions that could have such an effect:

•	our directors may decline to approve or register any transfer of shares; and
•	shareholders have limited ability to remove directors.

Our board of directors will also have the right to issue preference shares having the rights and qualifications that it determines. The issuance of preference shares may have the effect of delaying, deferring or preventing a merger, amalgamation, tender offer or proxy contest, involving the Company. This may cause the market price for our Ordinary Shares to fall, and may further dilute the voting rights of our existing shareholders.

Under Bermuda law and our Bye-Laws, no Bye-Law may be amended without the prior approval of the board of directors.

As a Bermuda company it may be difficult for holders of Ordinary Shares to enforce judgments against us or against our directors and executive officers.

Effective upon the Continuance, we will be deemed to be incorporated under the laws of Bermuda and our business will be based in Bermuda. In addition, certain of our directors and officers reside outside the United States, and a portion of our assets and the assets of such persons may be located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon the Company or those persons, or to recover against the Company or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against the Company or its directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda; however, a Bermuda court may impose civil liability, including the possibility of monetary damages, on the Company or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Bermuda counsel that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against the Company or its directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or original actions brought in Bermuda against the Company or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Bermuda counsel that there is no treaty in effect between the United States and Bermuda providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there are grounds upon which Bermuda courts may decline to enforce the judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to public policy in Bermuda. Because judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for you to recover against the Company based upon such judgments.

Holders of Ordinary Shares may have greater difficulties in protecting their interests than would a shareholder of a U.S. corporation.

The Bermuda Companies Act, which will apply to us as a Bermuda company upon the Continuance, differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our Bye-Laws, some of these differences may result in your having greater difficulties in protecting your interests as one of our shareholders than you would have as a shareholder of a U.S. corporation.

Set forth below is a summary of certain significant provisions of the Companies Act which includes, where relevant, information under our Bye-Laws, applicable to us. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors.  Under Bermuda law and our Bye-Laws, a transaction entered into by us, in which a director has an interest, will not be avoided by us, and such director will not be accountable to us for any benefit he derives under that transaction, provided the nature of the interest is declared at the first opportunity at a meeting of directors, or by writing, to the directors. In addition, our Bye-Laws will allow a director to be taken into account in determining whether a quorum is present and will entitle him to vote in respect of any contract, transaction or arrangement in which that director is interested following a declaration of the interest under the Companies Act and the Bye-Laws. The interested director’s vote shall count towards whether or not a resolution is passed.

Business Combinations with Large Shareholders or Affiliates.  As a Bermuda company, we may enter into business combinations with our large shareholders or one or more wholly-owned subsidiaries, including asset sales and other transactions in which a large shareholder or a wholly-owned subsidiary receives, or could receive, a financial benefit that is greater than that received, or to be received, by other shareholders or other wholly-owned subsidiaries, without obtaining prior approval from our shareholders and without special approval from our board of directors. Under Bermuda law, amalgamations require the approval of the board of directors, and except in the case of amalgamations with and between wholly-owned subsidiaries, shareholder approval. However, when the affairs of a Bermuda company are being conducted in a manner which is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to a Bermuda court, which may make an order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or the company. Bermuda law or our Bye-Laws would require board of directors’ approval and, in some instances, shareholder approval of such transactions.

Shareholders’ Suits.  The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence a derivative action in our name to remedy a wrong done to us where an act is alleged to be beyond our corporate power, is illegal or would result in the violation of our Memorandum of Continuance or Bye-Laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with the action. Our Bye-Laws and Companies Act provide that shareholders waive all claims or rights of action that they might have, individually or in the right of the Company, against any director or officer or other indemnified person for any act, or failure to act, in the performance of such person’s duties, provided that such waiver will not apply with respect to any fraud or dishonesty of such indemnified person or to recover any gain, personal profit or advantage to which such indemnified person is not legally entitled.

Indemnification of Directors and Officers.  Under Bermuda law and our Bye-Laws, we will indemnify our directors, officers, auditors and any other person appointed to a committee of the board of directors or resident representative (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense, incurred or suffered by such persons by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of their duties. We may also advance monies to such persons for the costs of defending any civil or criminal action involving allegations of fraud or dishonesty on the condition that such person shall repay the advance if the allegations are proved (i.e. if the allegations/proceedings are dropped or settled without any allegation of fraud or dishonesty being proven then the advanced monies will not be repaid). We may also purchase and maintain insurance for the benefit of such persons.

The OECD and the European Union are considering measures that might increase our taxes and reduce our net income.

The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s progress report dated April 2, 2009, Bermuda was designated as an OECD “White List” jurisdiction that has substantially implemented the internationally agreed tax standards. The standards for the OECD compliance are to have at least 12 signed Tax Information Exchange Agreements (“TIEAs”) with other OECD members or non-OECD members. With the signing of a TIEA with the Netherlands on June 8, 2009, Bermuda had 12 signed TIEAs. As of June 30, 2010, Bermuda had 21 signed TIEAs. We are not able to predict what changes will arise from these changes or commitments or whether such changes will subject us to additional taxes.

We may become subject to taxes in Bermuda after March 28, 2016.

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. Upon consummation of the Continuance, the Company will have, obtained from the Minister under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to the Company and GEROVA Re or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. This undertaking will not, however, prevent the application of any such tax or duty to such persons as are ordinarily resident in Bermuda and shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to land in Bermuda leased to the Company. To date, the Minister has given no indication that the Minister would extend the term of the assurance beyond 2016 or would not change the tax treatment afforded to exempted companies either before or after 2016. Given the limited duration of the Minister’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

The anticipated benefits of the Continuance may not be realized.

We may not realize the benefits we anticipate from the Continuance. Our failure to realize those benefits could have a material and adverse effect on our business, results of operations or financial condition.

The Continuance will result in additional direct and indirect costs, even if it is not consummated.

We will incur additional costs and expenses in connection with and as a result of the Continuance. These costs and expenses include professional fees to comply with Bermuda corporate and tax laws and financial reporting requirements as well as any additional costs we may incur going forward as a result of our new corporate structure. In addition, we have incurred and expect to incur further legal, accounting, filing and possible other fees and mailing, financial printing and other expenses in connection with the Continuance.

The market for the Ordinary Shares may differ after the Continuance.

We will continue to list our Ordinary Shares on the NYSE Amex Exchange under the symbol “GFC”, the same trading symbol as used for the Ordinary Shares before the Continuance. The market price, trading volume or volatility of the Ordinary Shares after the Continuance could be different from those of the Ordinary Shares prior to the Continuance.

Required Vote

The approval of the Continuance Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the Business Combination Shares. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Continuance Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Continuance Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CONTINUANCE PROPOSAL.

PROPOSAL 2

THE ORGANIZATIONAL DOCUMENTS PROPOSAL

Proposal

We are asking our shareholders to adopt the Memorandum of Continuance and Bye-Laws (the “Organizational Documents”), with effect as of immediately after the Continuance, which Organizational Documents shall be in substitute for the current Third Amended and Restated Memorandum and Articles of Association of the Company in the Cayman Islands. Approval of the Organizational Documents Proposal is conditional on approval of the Continuance Proposal.

The following summaries are qualified in their entirety by reference to the proposed Organizational Documents, which are set forth in Annex A and Annex B to this proxy statement. In the event of any conflict between the foregoing summaries and the Organizational Documents, the terms set forth in the Organizational Documents will govern. We urge you to read the Organizational Documents in their entirety.

Summary of Memorandum of Continuance

The Memorandum of Continuance filed in Bermuda shall be deemed to be the Memorandum of Association for the Company in lieu of the Memorandum of Association filed in the Cayman Islands. The Memorandum of Continuance states, amongst other things: the authorized share capital of the company (in this instance $10,000,000) and its division into shares of a specified par value (in this instance $0.0001); whether the liability of the shareholders is limited or unlimited (in this instance limited); and the objects (i.e. business purposes) and powers of the company (in this instance unrestricted objects and the powers of a natural person).

Summary of Bye-Laws

Share Capital

Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights, designations or privileges or such restrictions as the board of directors may determine. Subject to the Bermuda Companies Act, the Company may, at its discretion, purchase its own shares, whether to be held as treasury shares or issued to other persons. The Company may also increase or decrease its share capital or consolidate or subdivide its shares with the approval of its shareholders.

Modification of Shareholder Rights

In order to alter or abrogate any special rights attached to a class of shares, the Company must obtain the written consent of holders of at least 50% of the particular class of shares or a resolution must be passed at a separate general meeting of the holders of the class of shares.

Register of Shareholders and Register of Directors and Officers

A register of shareholders and a register of the Company’s directors and officers will be maintained at the Company’s registered office in Bermuda and the registers will be open to inspection by the public.

General Meetings and Resolutions in Writing

Convening Meetings.  The board of directors will convene Annual General Meetings as well as additional Special General Meetings whenever it thinks fit or as required by the Bermuda Companies Act. Such meetings will be held at such times and places as the board of directors appoints.

Notice of General Meetings.  Both Annual General Meetings and Special General Meetings are called by not less than ten (10) days notice in writing. However, notice is exclusive of the day on which it is served and the day for which notice is given. The notice will specify the place, day and time of the meeting, and the nature of the business to be considered.

Written Resolutions.  With the exception of the removal of auditors or directors, any action that may be taken by resolutions of shareholders in a general meeting, or in a separate general meeting, may be taken by way of written resolutions. The resolution will pass if signed by the shareholders who represent the majority of votes, at the date of the notice of the resolution that would be required to pass the resolution at a shareholders’ meeting. Such resolution in writing may be signed by the shareholder or its proxy, or in the case of a shareholder that is a corporation, by its representative. Notice of any resolution in writing to be made shall be given to all the shareholders who would be entitled to attend a meeting and vote on the resolution.

Proceedings and Voting At General Meetings

Quorum.  A general meeting may be held provided that the requirement for a quorum is satisfied. Quorum will be satisfied for all purposes as long as two shareholders are present in person or by proxy and entitled to vote. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

Venue of Meeting.  A shareholders’ meeting may be held by telephone or other electronic facilities, including video conferencing, as long as such facilities allow all participants to communicate with each other simultaneously and instantaneously.

Voting.  Unless a greater majority is required by law or the Bye-Laws any question proposed at a general meeting will be decided by a simple majority of votes cast. At any general meeting a resolution will be decided on a show of hands or by a count of electronic votes unless a poll is demanded by any of the following: the meeting’s chairman; at least three shareholders present in person or represented by proxy; or any shareholders present in person holding between them not less than 10% of the total voting rights of the shareholders entitled to vote at the meeting.

Directors Rights at General Meetings.  Directors, upon written request deposited at the registered office of the Company, are entitled to receive notice of any general meeting of the Company, and to attend and be heard at any such meeting.

Proxies and Corporate Representatives

The instrument appointing a proxy or corporate representative will be in writing and executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to do so. Any shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting or may appoint a standing proxy or representative by serving on the Company a proxy or an authorisation. A shareholder also has the right to irrevocably appoint a proxy and the proxy holder will be the only person entitled to vote the relevant shares at any General Meetings at which the proxy holder is present. The Company will give the proxy holder notice of all meetings of shareholders and will be obliged to recognise the irrevocable proxy holder until the holder notifies the Company in writing that the proxy is no longer in force.

Board of Directors

Appointment and Number of Directors.  The number of directors cannot be less than two and not more than twenty. Subject to the Bermuda Companies Act, the directors will be elected or appointed by shareholder resolution. The board of directors has the power to fill any vacancies by appointing a new director.

Management.  The business of the Company is managed by its board of directors. The directors of the Company are divided into three classes each with a term of three years. Approximately one-third of each class of directors will be up for election at every annual general meeting. The board of directors may exercise all the powers of the Company except those powers that are required by the Bermuda Companies Act or the Bye-Laws to be exercised by the shareholders of the Company.

Alternate Directors.  Any individual may be appointed as an alternate director by, or in accordance with, a resolution of the shareholders, or by a director. An alternate director is entitled to perform all the functions of the director to whom he is alternate in that director’s absence, including attending, counting in the quorum and voting at meetings of the board of directors.

Removal of a Director.  The shareholders may, at a Special General Meeting convened for that purpose, remove a director and appoint another person in his place. A director is entitled to attend and speak at any such Special General Meeting and notice of the meeting must be served upon him no less than 14 days before the meeting.

Proceedings of the Board of Directors.  Questions arising at any meeting of the board of directors will be determined by a majority of votes and where there is an equality of votes, the chairman will be entitled to a second or casting vote. Notice of a meeting of the board of directors may be given to a director in any manner permitted by the Bye-Laws.

Quorum.  The board of directors may fix the quorum necessary to transact its business but unless fixed at any other number will be such number as shall represent at least one-half of all directors.

Conflicts of Interest.  In the case of a director’s conflict of interests, if the director has complied with the Bermuda Companies Act in regard to the disclosure of his interest, the director will be entitled to vote in respect of any contract, transaction or arrangement in which he is interested. If his vote is counted he will be taken into account in ascertaining whether a quorum is present.

Officers

The board of directors may appoint the officers of the Company, who may or may not be directors, at any time. The board of directors will determine the period of the officer’s appointment and the terms of his office.

Dividends and Other Payments

The Bye-Laws permit the Company to declare or pay a dividend, subject to complying with the tests set out in the Bermuda Companies Act, which provides that a Company may declare or pay a dividend if there are reasonable grounds for believing that:

•	the Company is or would after the payment be able to pay its liabilities as they become due; and
•	the realizable value of the Company’s assets would not thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Contributed surplus is another account of a Company (treated as part of the shareholders’ equity) that may be used to make distributions to shareholders but is characterized as a return of capital rather than income. Distributions out of contributed surplus may be made only if the same two solvency tests in respect of a dividend are satisfied. Contributed surplus includes the excess value on a share exchange and donations of cash or other assets to the Company.

Accounting Records

The board of directors must ensure that accounting records are kept which give a true and fair view of the state of the Company’s affairs and show and explain its transactions. The records will be kept at the registered office of the Company and at all times will be open to inspection by the directors. A copy of every balance sheet and statement of income and expenditure which is to be laid before the Company in general meeting will be sent to each person entitled to view them under the Bermuda Companies Act.

Service of Notices and Other Documents

The Company may send to, serve on or deliver to any shareholder any notice or other document personally, by post, by courier, or, where appropriate, by email, facsimile or by publication of an electronic record on its website.

Winding Up

If the Company is to be wound up, the liquidator may, with the sanction of a shareholder resolution and any other sanction required by the Bermuda Companies Act, divide amongst the shareholders the assets of the Company. He may set a fair value upon any property to be divided and determine how such division will be carried out between the shareholders or different classes of shareholders. The liquidator may also, with the shareholders’ sanction, set up a trust to hold such assets for the benefit of contributories.

Indemnity

The Bye-Laws indemnify the Company’s directors, officers, auditors and any other person appointed to a committee of the board of directors or resident representative (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense, incurred or suffered by such persons by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of their duties. The Company may also advance monies to such persons for the costs of defending any civil or criminal action involving allegations of fraud or dishonesty on the condition that such person shall repay the advance if the allegations are proved (i.e. if the allegations/proceedings are dropped or settled without any allegation of fraud or dishonesty being proven then the advanced monies will not be repaid). The Company may also purchase and maintain insurance for the benefit of such persons.

Alteration of Bye-Laws

The Bye-Laws may be amended by resolution of the board of directors, but subject to approval of the shareholders by resolution.

Required Vote

The approval of the Organizational Documents Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Business Combination Shares. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Organizational Documents Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Organizational Documents Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

PROPOSAL 3

THE NAME CHANGE PROPOSAL

Proposal

We are asking our shareholders to approve the authority of the board of directors of the Company to determine, in its sole and absolute discretion, the new corporate name of the Company and the date of change in corporate name, subject to such change occurring within one year after the date of the EGM. Approval of the Name Change Proposal is conditional on approval of the Continuance Proposal and the Organizational Documents Proposal.

If shareholders approve the Name Change Proposal, we will implement the name change by making the necessary filing with the Registrar of Companies in Bermuda to reflect the name change when such change is deemed to be advisable by our board of directors. Shareholders will not be required to submit their share certificates for exchange as a result of this proposed name change. Following the effective date of the change of our corporate name, all new share certificates issued by us will bear the new name.

Required Vote

The approval of the Name Change Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the Business Combination Shares. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Name Change Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Name Change Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NAME CHANGE PROPOSAL.

PROPOSAL 4

THE OTHER MATTERS PROPOSAL

Proposal

We are asking our shareholders to authorize us to transact such other business as may properly come before the EGM or any adjournment or postponement thereof.

Required Vote

The approval of the Other Matters Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the Business Combination Shares. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Other Matters Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Other Matters Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OTHER MATTERS PROPOSAL.

PROPOSAL 5

THE ADJOURNMENT AND POSTPONEMENT PROPOSAL

Proposal

We are asking our shareholders to approve of any adjournment or postponement of the EGM to a later date or dates, if necessary, for the purpose of soliciting additional proxies if there are insufficient votes at the time of the EGM.

Required Vote

The approval of the Adjournment and Postponement Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the Business Combination Shares. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Adjournment and Postponement Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Adjournment and Postponement Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT AND POSTPONEMENT PROPOSAL.

Annex A

FORM No. 2d

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF CONTINUANCE OF COMPANY LIMITED BY SHARES

Section 132C(2)

MEMORANDUM OF CONTINUANCE

OF

GEROVA Financial Group, Ltd.

(hereinafter referred to as “the Company”)

1.	The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.
2.	The Company is an exempted company as defined by the Companies Act 1981.
3.	The authorised share capital of the Company is US$10,000,000 divided into 100,000,000,000 shares of US$0.0001 each.
4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding in all, including the following parcels:

Not applicable.

5.	Details of Incorporation:

Company incorporated in Cayman Islands under the name of “Asia Special Situation Acquisition Corp” on 22nd March 2007 and subsequently changed its name on 21st January 2010 to GEROVA Financial Group, Ltd. and continued to Bermuda on the date of registration of the memorandum of continuance

6.	The objects of the Company are unrestricted.
7.	The following are provisions regarding the powers of the Company:
(i)	Has the powers of a natural person;
(ii)	Subject to the provisions of Section 42 of the Companies Act 1981, has the power to issue preference shares which at the option of the holders thereof are to be liable to be redeemed;
(iii)	Has the power to purchase its own shares in accordance with the provisions of Section 42A of the Companies Act 1981; and
(iv)	Has the power to acquire its own shares to be held as treasury shares in accordance with the provisions of Section 42B of the Companies Act 1981.

A-1

Signed by duly authorised persons in the presence of at least one witness attesting the signature thereof:-

Officer Authorised Signatory for GEROVA Financial Group Limited	Witnesses

Dated this    day of August 2010.

A-2

Annex B

B Y E - L A W S

of

GEROVA FINANCIAL GROUP, LTD.

I HEREBY CERTIFY that the attached Bye-Laws are a true copy of the Bye-Laws of GEROVA Financial Group, Ltd. which became effective on the date of registration of the memorandum of continuance in Bermuda.

Director

BYE-LAWS OF GEROVA FINANCIAL GROUP, LTD.

INDEX

i

BYE-LAWS

of

GEROVA FINANCIAL GROUP, LTD.

INTERPRETATION

1	Definitions and Interpretation
1.1	In these Bye-Laws, unless the context otherwise requires:

“Alternate Director” means an alternate Director appointed to the Board as provided for in these Bye-Laws;

“Auditor” means the person or firm for the time being appointed as auditor of the Company;

“Bermuda” means the Islands of Bermuda;

“Board” means the Directors of the Company appointed or elected pursuant to these Bye-Laws and acting by resolution as provided for in the Act and in these Bye-Laws or the Directors present at a meeting of Directors at which there is a quorum;

“Companies Acts” means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

“Company” means the company incorporated in Cayman Islands under the name of Asia Special Situation Acquisition Corp on 22nd March 2007 and subsequently changed its name on 21st January 2010 to GEROVA Financial Group, Ltd. and continued to Bermuda on the date of registration of the memorandum of continuance;

“Director” means such person or persons appointed or elected to the Board from time to time pursuant to these Bye-Laws and includes an Alternate Director;

“Indemnified Person” means any Director, Officer, Resident Representative, member of a committee duly constituted under these Bye-Laws and any liquidator, manager or trustee for the time being acting in relation to the affairs of the Company, and his heirs, executors and administrators;

“Officer” means a person appointed by the Board pursuant to these Bye-Laws but shall not include the Auditor;

“paid up” means paid up or credited as paid up;

“Register” means the Register of Shareholders of the Company maintained by the Company in Bermuda;

“Registered Office” means the registered office of the Company which shall be at such place in Bermuda as the Board shall from time to time determine;

“Resident Representative” means (if any) the individual or the company appointed to perform the duties of resident representative set out in the Companies Acts and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

“Resolution” means a resolution of the Shareholders passed in a general meeting or, where required, of a separate class or separate classes of shareholders passed in a separate general meeting or in either case adopted by resolution in writing, in accordance with the provisions of these Bye-Laws;

“Seal” means the common seal of the Company and includes any authorised duplicate thereof;

“Secretary” means the individual or the company appointed by the Board to perform any of the duties of the Secretary and includes a temporary or assistant or deputy Secretary;

“share” means share in the capital of the Company and includes a fraction of a share;

“Shareholder” means a shareholder or member of the Company provided that for the purposes of Bye-Law 42 it shall also include any holder of notes, debentures or bonds issued by the Company;

“these Bye-Laws” means these Bye-Laws in their present form.

1.2	For the purposes of these Bye-Laws, a corporation which is a shareholder shall be deemed to be present in person at a general meeting if, in accordance with the Companies Acts, its authorised representative is present.
1.3	Words importing only the singular number include the plural number and vice versa.
1.4	Words importing only the masculine gender include the feminine and neuter genders respectively.
1.5	Words importing persons include companies, associations, bodies of persons, whether corporate or not.
1.6	A reference to writing shall include typewriting, printing, lithography, photography and electronic record.
1.7	Any words or expressions defined in the Companies Acts in force at the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be).

REGISTERED OFFICE

2	Registered Office

The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARES AND SHARE RIGHTS

3	Share Rights
3.1	Subject to any special rights conferred on the holders of any share or class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights, designations or privileges or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Board may determine.
3.2	Subject to the Companies Acts, any preference shares may, with the sanction of a resolution of the Board, be issued on terms:
3.2.1	that they are to be redeemed on the happening of a specified event or on a given date; and/or,
3.2.2	that they are liable to be redeemed at the option of the Company; and/or,
3.2.3	if authorised by the memorandum of association of the Company, that they are liable to be redeemed at the option of the holder.

The terms and manner of redemption shall be provided for in such resolution of the Board and shall be attached to but shall not form part of these Bye-Laws.

3.3	The Board may, at its discretion and without the sanction of a Resolution, authorise the purchase by the Company of its own shares upon such terms as the Board may in its discretion determine, provided always that such purchase is effected in accordance with the provisions of the Companies Acts.
3.4	The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares, to be held as treasury shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and for the avoidance of doubt the Company shall not exercise any rights and shall not enjoy or participate in any of the rights attaching to those shares save as expressly provided for in the Companies Act.
4	Modification of Rights
4.1	Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than fifty percent (50%) of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be at least two persons holding or representing by proxy any of the shares of the relevant class, that every holder of shares of the relevant class shall be entitled on a poll to one vote for every such share held by him and that any holder of shares of the relevant class present in person or by proxy may demand a poll.
4.2	The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.
5	Shares
5.1	Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may determine.
5.2	Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.
5.3	The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.
5.4	Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as otherwise provided in these Bye-Laws or by law) any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.
6	Certificates
6.1	The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom the shares have been issued. In the case of a share held jointly by several persons, delivery of a certificate to one of several joint holders shall be sufficient delivery to all.
6.2	If a share certificate is defaced, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and to payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

6.3	All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal or signed by a Director, the Secretary or any person authorised by the Board for that purpose. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any persons.
7	Lien
7.1	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company’s lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.
7.2	The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment, has been served on the holder for the time being of the share.
7.3	The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person who was the holder of the share immediately before such sale. For giving effect to any such sale, the Board may authorise some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.
8	Calls on Shares
8.1	The Board may from time to time make calls upon the Shareholders (for the avoidance of doubt excluding the Company in respect of any nil or partly paid shares held by the Company as treasury shares) in respect of any monies unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least fourteen (14) days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.
8.2	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

8.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.
8.4	If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.
8.5	Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of non-payment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.
8.6	The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.
9	Forfeiture of Shares
9.1	If a Shareholder fails to pay any call or instalment of a call on the day appointed for payment thereof, and such call or portion of a call remains unpaid after fourteen (14) days from the day appointed for payment therof, then the shares in respect of which such call is made or instalment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Bye-Laws to forfeiture shall include surrender.
9.2	Any share liable to be forfeited hereunder, may at any time thereafter, before payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.
9.3	A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Board may think fit.
9.4	A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares but shall, notwithstanding the forfeiture, remain liable to pay to the Company all monies which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.
9.5	An affidavit in writing that the deponent is a Director of the Company or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorise some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

10	Register of Shareholders

The Secretary shall establish and maintain the Register at the Registered Office in the manner prescribed by the Companies Acts. Unless the Board otherwise determines, the Register shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 5.4.

REGISTER OF DIRECTORS AND OFFICERS

11	Register of Directors and Officers

The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

12	Transfer of Shares
12.1	Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable, any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve. No such instrument shall be required on the redemption of a share or on the purchase by the Company of a share.
12.2	The instrument of transfer of a share shall be signed by or on behalf of the transferor and where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer when registered may be retained by the Company. The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of any share which is not a fully-paid share. The Board may also decline to register any transfer unless:
12.2.1	the instrument of transfer is duly stamped (if required by law) and lodged with the Company, accompanied by the certificate for the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer,
12.2.2	the instrument of transfer is in respect of only one class of share, and
12.2.3	where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.
12.3	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-Law.
12.4	If the Board declines to register a transfer it shall, within three (3) months after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.
12.5	No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register relating to any share.

TRANSMISSION OF SHARES

13	Transmission of Shares
13.1	In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognised by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether the sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognised by the Company for the purpose of this Bye-Law.
13.2	Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall signify his election by signing an instrument of transfer of such share in favour of his nominee. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Shareholder.
13.3	A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other monies payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within sixty (60) days, the Board may thereafter withhold payment of all dividends and other monies payable in respect of the shares until the requirements of the notice have been complied with.
13.4	Subject to any directions of the Board from time to time in force, any Officer or Director may exercise the powers and discretions of the Board under this Bye-Law.

SHARE CAPITAL

14	Increase of Capital
14.1	The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Resolution shall prescribe.
14.2	The Company may, by the Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Acts) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.
14.3	The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

15	Alteration of Capital
15.1	The Company may from time to time by Resolution:
15.1.1	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;
15.1.2	consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;
15.1.3	sub-divide its shares or any of them into shares of smaller par value than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;
15.1.4	make provision for the issue and allotment of shares which do not carry any voting rights;
15.1.5	cancel shares which, at the date of the passing of the Resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and
15.1.6	change the currency denomination of its share capital.
15.2	Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.
15.3	Subject to the Companies Acts and to any confirmation or consent required by law or these Bye-Laws, the Company may by Resolution from time to time convert any preference shares into redeemable preference shares.
16	Reduction of Capital
16.1	Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Resolution authorise the reduction of its issued share capital or any share premium account in any manner.
16.2	In relation to any such reduction, the Company may by Resolution determine the terms upon which such reduction is to be effected including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND RESOLUTIONS IN WRITING

17	General Meetings and Resolutions in Writing
17.1	The Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called Special General Meetings.
17.2	Except in the case of the removal of Auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing, signed by the Shareholders (or the holders of such class of shares) who at the date of the notice of the resolution in writing represent the majority of votes that would be required if the resolution had been voted on at a meeting of the Shareholders. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.
17.3	Notice of any resolution in writing to be made under this Bye-Law shall be given to all the Shareholders who would be entitled to attend a meeting and vote on the resolution. The requirement to give notice of any resolution in writing to be made under this Bye-Law to such Shareholders shall be satisfied by giving to those Shareholders a copy of that resolution in writing in the same manner as that required for a notice of a general meeting of the Company at which the resolution could have been considered, except that the length of the period of notice shall not apply. The date of the notice shall be set out in the copy of the resolution in writing.
17.4	The accidental omission to give notice, in accordance with this Bye-Law, of a resolution in writing to, or the non-receipt of such notice by, any person entitled to receive such notice shall not invalidate the passing of the resolution in writing.
17.5	For the purposes of this Bye-Law, the date of the resolution in writing is the date when the resolution in writing is signed by, or on behalf of, the Shareholder who establishes the majority of votes required for the passing of the resolution in writing and any reference in any enactment to the date of passing of a resolution is, in relation to a resolution in writing made in accordance with this Bye-Law, a reference to such date.
17.6	A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of Shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.
18	Notice of General Meetings
18.1	An Annual General Meeting shall be called by not less than ten (10) days notice in writing and a Special General Meeting shall be called by not less than ten (10) days notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, day and time of the meeting, and, the nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company and every Director and to any Resident Representative who or which has delivered a written notice upon the Registered Office requiring that such notice be sent to him or it.

Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:

18.1.1	in the case of a meeting called as an Annual General Meeting, by all the Shareholders entitled to attend and vote thereat;
18.1.2	in the case of any other meeting, by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent (95%) in nominal value of the shares giving that right.
18.2	The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

18.3	The Board may cancel or postpone a meeting of the Shareholders after it has been convened and notice of such cancellation or postponement shall be served in accordance with these Bye-Laws upon all Shareholders entitled to notice of the meeting so cancelled or postponed setting out, where the meeting is postponed to a specific date, notice of the new meeting in accordance with this Bye-Law.
19	Proceedings at General Meetings
19.1	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, at least two Shareholders present in person or by proxy and entitled to vote shall be a quorum for all purposes.
19.2	If within five (5) minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting one Shareholder present in person or by proxy and entitled to vote shall be a quorum. The Company shall give not less than ten (10) days notice of any meeting adjourned through want of a quorum and such notice shall state that the one Shareholder present in person or by proxy (whatever the number of shares held by them) and entitled to vote shall be a quorum.
19.3	A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.
19.4	Each Director, and upon giving the notice referred to in Bye-Law 18.1 above, the Resident Representative, if any, shall be entitled to attend and speak at any general meeting of the Company.
19.5	The Board may choose one of their number to preside as chairman at every general meeting. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act or if only one Director is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.
19.6	The chairman of the meeting may, with the consent by resolution of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for three (3) months or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
20	Voting
20.1	Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

20.2	At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records, unless (before or on the declaration of the result of the show of hands or count of votes received as electronic records or on the withdrawal of any other demand for a poll) a poll is demanded by:
20.2.1	the chairman of the meeting; or
20.2.2	at least three (3) Shareholders present in person or represented by proxy; or
20.2.3	any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth (1/10) of the total voting rights of all the Shareholders having the right to vote at such meeting; or
20.2.4	a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all such shares conferring such right.

The demand for a poll may be withdrawn by the person or any of the persons making it at any time prior to the declaration of the result. Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands or count of votes received as electronic records, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded for or against such resolution.

20.3	If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.
20.4	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three (3) months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.
20.5	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.
20.6	On a poll, votes may be cast either personally or by proxy.
20.7	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.
20.8	In the case of an equality of votes at a general meeting, whether on a show of hands or count of votes received as electronic records or on a poll, the chairman of such meeting shall not be entitled to a second or casting vote and the resolution shall fail.
20.9	In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.
20.10	A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

20.11	No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.
20.12	If:
20.12.1	any objection shall be raised to the qualification of any voter; or,
20.12.2	any votes have been counted which ought not to have been counted or which might have been rejected; or,
20.12.3	any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

21	Proxies and Corporate Representatives
21.1	The instrument appointing a proxy or corporate representative shall be in writing executed by the appointor or his attorney authorised by him in writing or, if the appointor is a corporation, either under its seal or executed by an officer, attorney or other person authorised to sign the same.
21.2	Any Shareholder may appoint a proxy or (if a corporation) representative for a specific general meeting, and adjournments thereof, or may appoint a standing proxy or (if a corporation) representative, by serving on the Company at the Registered Office, or at such place or places as the Board may otherwise specify for the purpose, a proxy or (if a corporation) an authorisation. Any standing proxy or authorisation shall be valid for all general meetings and adjournments thereof or resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office or at such place or places as the Board may otherwise specify for the purpose. Where a standing proxy or authorisation exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect to which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.
21.3	Notwithstanding Bye-law 21.2, a Shareholder may appoint a proxy which shall be irrevocable in accordance with its terms and the holder thereof shall be the only person entitled to vote the relevant shares at any meeting of the shareholders at which such holder is present. Notice of the appointment of any such proxy shall be given to the Company at its Registered Office, and shall include the name, address, telephone number and electronic mail address of the proxy holder. The Company shall give to the proxy holder notice of all meetings of Shareholders of the Company and shall be obliged to recognise the holder of such proxy until such time as the holder notifies the Company in writing that the proxy is no longer in force.
21.4	Subject to Bye-Law 21.2 and 21.3, the instrument appointing a proxy or corporate representative together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office (or at such place as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a resolution in writing, in any document sent therewith) prior to the holding of the relevant meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, before the time appointed for the taking of the poll, or, in the case of a resolution in writing, prior to the effective date of the resolution in writing and in default the instrument of proxy or authorisation shall not be treated as valid.
21.5	Subject to Bye-Law 21.2 and 21.3, the decision of the chairman of any general meeting as to the validity of any appointments of a proxy shall be final.
21.6	Instruments of proxy or authorisation shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any meeting or any resolution in writing forms of instruments of proxy or authorisation for use at that meeting or in connection with that resolution in writing. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a resolution in writing or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.
21.7	A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the instrument of proxy or of the corporate authority, provided that no intimation in writing of such death, unsoundness of mind or revocation shall have been received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) at least one hour before the commencement of the meeting or adjourned meeting, or the taking of the poll, or the day before the effective date of any resolution in writing at which the instrument of proxy or authorisation is used.
21.8	Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorisations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend, speak and vote on behalf of any Shareholder at general meetings or to sign resolutions in writing.

BOARD OF DIRECTORS

22	Appointment and Removal of Directors
22.1	The number of Directors shall be not less than two (2) and not more than twenty (20) and, subject to the Companies Acts and these Bye-Laws, the Directors shall be elected or appointed by the Company by Resolution. All Directors, upon election or appointment (except upon re-election at an Annual General Meeting), must provide written acceptance of their appointment, in such form as the Board may think fit, by notice in writing to the Registered Office within thirty (30) days of their appointment.
22.2	Any one or more vacancies in the Board not filled by the Shareholders at any general meeting of the Shareholders shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company by Resolution in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy.
22.3	At the point of adoption of these Bye-Laws, the Board consists of the following persons:
22.3.1	Arie Bos
22.3.2	Jack Doueck
22.3.3	Leonard de Waal
22.3.4	Keith Laslop

22.3.5	Gary T Hirst
22.3.6	Michael Hlavsa
22.3.7	Joseph J Bianco
22.4	Arie Bos, Jack Doueck is designated as a class I Director, Leonard de Waal and Keith Laslop is designated as a class II Director and Gary T. Hirst, Michael Hlavsa and Joseph Bianco is designated as a class III Director for the purposes of these Bye-Laws. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 22.5, 22.6 and 22.7. All Directors will be designated as either class I, class II or class III Directors. The Board shall from time to time by resolution determine the respective numbers of class I Directors, class II Directors and class III Directors.
22.5	Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board he will be designated to fill the vacancy arising and shall, for the purposes of these Bye-Laws, constitute a member of the class of Directors represented by the person that he replaces.
22.6	Each class I Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2011 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class I Directors together were last appointed or re-appointed.
22.7	Each class II Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2012 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class II Directors together were last appointed or re-appointed.
22.8	Each class III Director shall (unless his office is vacated in accordance with these Bye-Laws) serve initially until the conclusion of the Annual General Meeting of the Company held in the calendar year 2013 and subsequently shall (unless his office is vacated in accordance with these Bye-Laws) serve for three-year terms, each concluding at the third Annual General Meeting after the class III Directors together were last appointed or re-appointed.
22.9	Any Director retiring at an Annual General Meeting will be eligible for re-appointment and will retain office until the close of the meeting at which he retires or (if earlier) until a Resolution is passed at that meeting not to fill the vacancy or the resolution to re-appoint him is put to a vote at the meeting and is lost.
22.10	If the Company, at the meeting at which a Director (of any class) retires by rotation or otherwise, does not fill the vacancy, the retiring Director shall, if willing to act, be deemed to have been re-appointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-appointment of the Director is put to the meeting and lost.
22.11	The Company may in a Special General Meeting called for that purpose remove a Director, provided notice of any such meeting shall be served upon the Director concerned not less than fourteen (14) days before the meeting and he shall be entitled to be heard at that meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the meeting by the election of another Director in his place or, in the absence of any such election, by the Board.

23	Resignation and Disqualification of Directors

The office of a Director shall be vacated upon the happening of any of the following events:

23.1	if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;
23.2	if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his office is vacated;
23.3	if he becomes bankrupt under the laws of any country or compounds with his creditors;
23.4	if he is prohibited by law from being a Director;
23.5	if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-Laws;
23.6	if the Board determines that a stock exchange on which the Company is listed or a competent regulatory authority to which the Company intends to apply for licensing will not find him a fit and proper person to be a Director; or
23.7	if all the other Directors (being not less than two in number) resolve that he should be removed as a Director.
24	Alternate Directors
24.1	A Director may appoint and remove his own Alternate Director. Any appointment or removal of an Alternate Director by a Director shall be effected by delivery of a written notice of appointment or removal to the Secretary at the Registered Office, signed by such Director, and such notice shall be effective immediately upon receipt or on any later date specified in that notice. Any Alternate Director may be removed by resolution of the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.
24.2	An Alternate Director shall be entitled to receive notices of all meetings of Directors, to attend, be counted in the quorum and vote at any such meeting at which any Director to whom he is alternate is not personally present, and generally to perform all the functions of any Director to whom he is alternate in his absence.
24.3	Every person acting as an Alternate Director shall (except as regards powers to appoint an alternate and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for any Director for whom he is alternate. An Alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director. Every person acting as an Alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an Alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the terms of his appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.
25	Directors’ Fees and Additional Remuneration and Expenses

The amount, if any, of Directors’ fees shall from time to time be determined by the Board. Unless otherwise determined to the contrary, such fees shall be deemed to accrue from day to day. Each Director may be paid his reasonable travel, hotel and incidental expenses in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company’s business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

26	Directors’ Interests
26.1	A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.
26.2	A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
26.3	Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.
26.4	So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.
26.5	Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or Officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE BOARD

27	Powers and Duties of the Board
27.1	Subject to the provisions of the Companies Acts, these Bye-Laws and to any directions given by the Company by Resolution, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.
27.2	The Board may exercise all the powers of the Company except those powers that are required by the Companies Acts or these Bye-Laws to be exercised by the Shareholders.

27.3	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.
27.4	The Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.
27.5	The Board may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.
28	Delegation of the Board’s Powers
28.1	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney may, if so authorised by the power of attorney, execute any deed, instrument or other document on behalf of the Company.
28.2	The Board may entrust to and confer upon any Director, Officer or, without prejudice to the provisions of Bye-Law 28.3, other person any of the powers, authorities and discretions exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions, and may from time to time revoke or vary all or any of such powers, authorities and discretions, but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.
28.3	The Board may delegate any of its powers, authorities and discretions to committees, consisting of such person or persons (whether a Director or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, and in conducting its proceedings conform to any regulations which may be imposed upon it by the Board. If no regulations are imposed by the Board the proceedings of a committee with two (2) or more members shall be, as far as is practicable, governed by the Bye-Laws regulating the proceedings of the Board.

29	Proceedings of the Board
29.1	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman shall be entitled to a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board on not less than forty-eight hours notice. Notwithstanding the terms of these Bye-Laws, the chairman, in special circumstances, may call a meeting of the Board with less than forty-eight hours notice.
29.2	Notice of a meeting of the Board may be given to a Director in any manner permitted by these Bye-Laws. A Director may retrospectively waive the requirement for notice of any meeting by consenting in writing to the business conducted at the meeting.
29.3	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be such number as shall represent at least one half of all the Directors. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.
29.4	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.
29.5	The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the Registered Office, be entitled to receive notice of, attend and be heard at, and to receive minutes of all meetings of the Board.
29.6	So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeting.
29.7	The Board may choose one of their number to preside as chairman at every meeting of the Board. If there is no such chairman, or if at any meeting the chairman is not present within five (5) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.
29.8	The meetings and proceedings of any committee consisting of two (2) or more Shareholders shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board.
29.9	A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board (or by an Alternate Director, as provided for in these Bye-Laws) or by all the Shareholders of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or Shareholders of the committee concerned.
29.10	A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the resident representative or assistant secretary then is.
29.11	All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorised.

OFFICERS

30	Officers
30.1	The Officers of the Company, who may or may not be Directors, may be appointed by the Board at any time. Any person appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may at any time revoke or terminate any such appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such Officer may have against the Company or the Company may have against such Officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the Officers of the Company shall be such (if any) as are determined from time to time by the Board.
30.2	The provisions of these Bye-Laws as to resignation and disqualification of Directors shall mutatis mutandis apply to the resignation and disqualification of Officers.

MINUTES

31	Minutes
31.1	The Board shall cause minutes to be made and books kept for the purpose of recording:
31.1.1	all appointments of Officers made by the Board;
31.1.2	the names of the Directors and other persons (if any) present at each meeting of the Board and of any committee; and
31.1.3	all proceedings at meetings of the Company, of the holders of any class of shares in the Company, of the Board and of committees appointed by the Board or the Shareholders.
31.2	Shareholders shall only be entitled to see the Register of Directors and Officers, the Register, the financial information provided for in Bye-Law 38.3 and the minutes of meetings of the Shareholders of the Company.

SECRETARY AND RESIDENT REPRESENTATIVE

32	Secretary and Resident Representative
32.1	The Secretary (including one or more deputy or assistant secretaries) and, if required, the Resident Representative, shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board. The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.
32.2	A provision of the Companies Acts or these Bye-Laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

33	The Seal
33.1	The Board may authorise the production of a common seal of the Company and one or more duplicate common seals of the Company, which shall consist of a circular device with the name of the Company around the outer margin thereof and the country and year of registration in Bermuda across the centre thereof.
33.2	Any document required to be under seal or executed as a deed on behalf of the Company may be:
33.2.1	executed under the Seal in accordance with these Bye-Laws; or
33.2.2	signed or executed by any person authorised by the Board for that purpose, without the use of the Seal.
33.3	The Board shall provide for the custody of every Seal. A Seal shall only be used by authority of the Board or of a committee constituted by the Board. Subject to these Bye-Laws, any instrument to which a Seal is affixed shall be attested by the signature of:
33.3.1	a Director;
33.3.2	the Secretary; or
33.3.3	any one person authorised by the Board for that purpose.

DIVIDENDS AND OTHER PAYMENTS

34	Dividends and Other Payments
34.1	The Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to Bye-Law 36, in paying up in full shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.
34.2	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:
34.2.1	all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid, and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;
34.2.2	dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid-up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.
34.3	The Board may deduct from any dividend, distribution or other monies payable to a Shareholder by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.
34.4	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.
34.5	Any dividend, distribution or interest, or part thereof payable in cash, or any other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post or by courier addressed to the holder at his address in the Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his registered address as appearing in the Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two (2) or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the shares held by such joint holders.
34.6	Any dividend or distribution out of contributed surplus unclaimed for a period of six (6) years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company and the payment by the Board of any unclaimed dividend, distribution, interest or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.
34.7	The Board may also, in addition to its other powers, direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of any other company, and where any difficulty arises in regard to such distribution or dividend, the Board may settle it as it thinks expedient, and in particular, may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the footing of the values so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board, provided that such dividend or distribution may not be satisfied by the distribution of any partly paid shares or debentures of any company without the sanction of a Resolution.
35	Reserves

The Board may, before declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALISATION OF PROFITS

36	Capitalisation of Profits
36.1	The Board may from time to time resolve to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same proportions, on the footing that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid amongst such Shareholders, or partly in one way and partly in the other, provided that for the purpose of this Bye-Law, a share premium account may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid.
36.2	Where any difficulty arises in regard to any distribution under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

37	Record Dates

Notwithstanding any other provisions of these Bye-Laws the Board may fix any date as the record date for any dividend, distribution, allotment or issue and for the purpose of identifying the persons entitled to receive notices of any general meeting and to vote at any general meeting. Any such record date may be on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared, paid or made or such notice is dispatched.

ACCOUNTING RECORDS

38	Accounting Records
38.1	The Board shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company’s affairs and to show and explain its transactions, in accordance with the Companies Acts.
38.2	The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit, and shall at all times be open to inspection by the Directors, PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three (3) month period. No Shareholder (other than an Officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Board or by Resolution.
38.3	A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto in accordance with the requirements of the Companies Acts.

AUDIT

39	Audit

Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, Auditors shall be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

SERVICE OF NOTICES AND OTHER DOCUMENTS

40	Service of Notices and Other Documents
40.1	Any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 38.3) may be sent to, served on or delivered to any Shareholder by the Company
40.1.1	personally;
40.1.2	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

40.1.3	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;
40.1.4	where applicable, by sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number supplied by such Shareholder for the purposes of communication in such manner; or
40.1.5	by publication of an electronic record of it on a website and notification of such publication (which shall include the address of the website, the place on the website where the document may be found, and how the document may be accessed on the website) by any of the methods set out in paragraphs 40.1.1, 40.1.2, 40.1.3 or 40.1.4 of this Bye-Law, in accordance with the Companies Acts.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.

40.2	Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company
40.2.1	if sent by personal delivery, at the time of delivery;
40.2.2	if sent by post, forty-eight (48) hours after it was put in the post;
40.2.3	if sent by courier or facsimile, twenty-four (24) hours after sending;
40.2.4	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or
40.2.5	if published as an electronic record on a website, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.

40.3	Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.
40.4	Save as otherwise provided, the provisions of these Bye-Laws as to service of notices and other documents on Shareholders shall mutatis mutandis apply to service or delivery of notices and other documents to the Company or any Director, Alternate Director or Resident Representative pursuant to these Bye-Laws.

WINDING UP

41	Winding Up

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

42	Indemnity
42.1	Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs including defence costs incurred in defending any legal proceedings whether civil or criminal and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company’s business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.
42.2	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.
42.3	To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.
42.4	Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud or dishonesty of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.
42.5	The Company shall advance moneys to any Indemnified Person for the costs, charges, and expenses incurred by the Indemnified Person in defending any civil or criminal proceedings against them, on condition and receipt of an undertaking in a form satisfactory to the Company that the Indemnified Person shall repay such portion of the advance attributable to any claim of fraud or dishonesty if such a claim is proved against the Indemnified Person. The Company may also purchase and maintain insurance for the benefit of Indemnified Persons.

AMALGAMATION

43	Amalgamation

Any resolution proposed for consideration at any general meeting to approve the amalgamation of the Company with any other company, wherever incorporated, shall require the approval of a simple majority of votes cast at such meeting and the quorum for such meeting shall be that required in Bye-Law 19.1 and a poll may be demanded in respect of such resolution in accordance with the provisions of Bye-Law 20.2.

CONTINUATION

44	Continuation

Subject to the Companies Acts, the Board may approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda. The Board, having resolved to approve the discontinuation of the Company, may further resolve not to proceed with any application to discontinue the Company in Bermuda or may vary such application as it sees fit.

ALTERATION OF BYE-LAWS

45	Alteration of Bye-Laws

These Bye-Laws may be amended from time to time by resolution of the Board, but subject to approval by Resolution.